JOINT FILERS’ NAMES AND ADDRESSES

1.   Insight Venture Partners (Cayman) VII, L.P.

2.   Insight Venture Partners VII, L.P.

3.   Insight Venture Partners VII (Co-Investors), L.P.

4.   Insight Venture Partners (Delaware) VII, L.P.

5.   Insight Venture Associates VII, Ltd.

6.   Insight Venture Associates VII, L.P.

7.   Insight Holdings Group, LLC

The business address for all of the above reporting persons is:

680 Fifth Avenue

8th Floor

New York, NY 10019